Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 33

DATED AUGUST 21, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 33 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006, Supplement No. 25 dated June 13, 2006, Supplement No. 26 dated June 23, 2006, Supplement No. 27 dated June 27, 2006, Supplement No. 28 dated July 6, 2006, Supplement No. 29 dated July 14, 2006, Supplement No. 30 dated July 28, 2006, Supplement No. 31 dated July 31, 2006 and Supplement No. 32 dated August 10, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies" and "Plan of Distribution" as described below.  You should read this Supplement No. 33 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus.  A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 13 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Property Transactions – Probable Acquisitions

Our joint venture, MB REIT, has identified the following property as a probable acquisition:

Buckhorn Plaza; Bloomsburg, Pennsylvania

MB REIT anticipates purchasing a fee simple interest in an existing shopping center known as Buckhorn Plaza containing approximately 76,785 gross leasable square feet.  The center is located at 60-76 Lunger Drive in Bloomsburg, Pennsylvania.  Buckhorn Plaza was built over a two-year period beginning in 2004.  As of August 16, 2006, this property was ninety-six percent (96%) occupied, with a total of approximately 73,712 square feet leased to 14 tenants (including one ground lease tenant).  The property is located in northeastern Pennsylvania in Columbia County within the Scranton/Wilkes-Barre/Hazelton primary metropolitan statistical area.  The property competes with at least three (3) other shopping centers in its submarket for sales, tenants or both.

MB REIT anticipates purchasing this property from an unaffiliated third party, Bloomsburg Community Center L.P., for a cash purchase price of approximately $14.5 million and may later borrow monies using this property as collateral.

If this property is acquired, MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property will be adequately covered by insurance.

Two tenants, Office Depot and Dollar Tree, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Office Depot	19,910	26	13.00	3/5 yr.	09/05	12/10
			14.04		01/11	09/15

Dollar Tree	10,260	13	8.00	2/5 yr.	03/05	03/10

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to specified amount.

Real estate taxes paid in 2006 for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $81,309.  The real estate taxes paid were calculated by multiplying Buckhorn Plaza's assessed value by a tax rate of 3.5%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $10.9 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	-	-	-	-
2007	-	-	-	-
2008	-	-	-	-
2009	2	12,840	166,920	20.63%
2010	7	23,760	301,530	40.98%
2011	-	-	-	-
2012	-	-	-	-
2013	-	-	-	-
2014	-	-	-	-
2015	2	26,750	368,456	78.65%

The table below sets forth certain information with respect to the occupancy rate at Buckhorn Plaza expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	95%	13.15
2004	17%	13.00

Financing Transactions

Canfield Plaza; Canfield, Ohio

On August 7, 2006, a subsidiary of MB REIT, MB Canfield Main L.L.C. (referred to herein as MBCM), entered into loan documents as the borrower of approximately $7.6 million from Bear Stearns Commercial Mortgage, Inc. (referred to herein as Bear Stearns).  MBCM’s obligations are secured by a first priority mortgage on the property commonly known as Canfield Plaza located at 525 East Main Street in Canfield, Ohio.  MBCM also granted a security interest to Bear Stearns in, among other things, certain tangible and intangible personal property interests of MBCM related to the property.  Canfield Plaza was acquired by MB REIT on April 5, 2006.

The loan bears interest at the rate of 5.225% per annum.  MBCM is required to make monthly interest-only payments of approximately $32,983 until the loan matures on September 1, 2013.  Upon maturity, MBCM is required to pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due under any of the loan documents.  MBCM may, in certain circumstances, after September 1, 2009, prepay the unpaid principal balance of the loan, in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.

The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under the loan, then, among other things Bear Stearns may declare the entire outstanding balance of the loan to be immediately due and payable, including all accrued and unpaid interest, any prepayment premiums, late charges and other amounts, subject to customary cure rights granted MBCM.  In connection with the loan, MBCM has agreed to indemnify Bear Stearns against, among other things, losses arising under environmental laws or otherwise resulting from the presence of hazardous material on the property.  MB REIT, as sole member of MBCM, has agreed to indemnify and hold Bear Stearns harmless against various losses, including among others, losses caused by certain misconduct of MBCM, for example, the commission of fraud, engaging in a prohibited transfer or the incurrence of prohibited indebtedness, and breaches by MBCM of the environmental indemnity agreement.  MB REIT has also agreed to guarantee full payment of the obligations by MBCM under the loan documents upon the occurrence of certain bankruptcy or insolvency events of MBCM.

Lincoln Mall; Lincoln, Rhode Island

On August 9, 2006, a subsidiary of MB REIT, MB Lincoln Mall L.L.C. (referred to herein as MBLM), entered into loan documents as the borrower of approximately $33.8 million from Bear Stearns.  MBLM’s obligations are secured by a first priority mortgage on the property commonly known as Lincoln Mall located at 620 George Washington Highway in Lincoln, Rhode Island.  MBLM also granted a security interest to Bear Stearns in, among other things, certain tangible and intangible personal property interests of MBLM related to the property.  Lincoln Mall was acquired by MB REIT on May 31, 2006.

The loan bears interest at the rate of 5.275% per annum.  MBLM is required to make monthly interest-only payments of approximately $148,733 until the loan matures on September 1, 2013.  Upon maturity, MBLM is required to pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due under any of the loan documents.  MBLM may, in certain circumstances, after September 1, 2009, prepay the unpaid principal balance of the loan, in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.

The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under the loan, then, among other things Bear Stearns may declare the entire outstanding balance of the loan to be immediately due and payable, including all accrued and unpaid interest, any prepayment premiums, late charges and other amounts, subject to customary cure rights granted MBLM.  In connection with the loan, MBLM has agreed to indemnify Bear Stearns against, among other things, losses arising under environmental laws or otherwise resulting from the presence of hazardous material on the property.  MB REIT, as sole member of MBLM has agreed to indemnify and hold Bear Stearns harmless against various losses, including among others, losses caused by certain misconduct of MBLM, for example, the commission of fraud, engaging in a prohibited transfer or the incurrence of prohibited indebtedness, and breaches by MBLM of the environmental indemnity agreement.  MB REIT has also agreed to guarantee full payment of the obligations by MBLM under the loan documents upon the occurrence of certain bankruptcy or insolvency events of MBLM.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of August 16, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	76,849,871	768,498,712	80,692,365	687,806,347

Shares sold pursuant to our distribution reinvestment program:	897,905	8,530,102	-	8,530,102

	77,767,776	777,228,814	80,692,365	696,536,449

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.